Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-158958

And 333-158958-01

March 29, 2012

PRICING TERM SHEET

6.625% Series F Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

March 29, 2012

Issuer:	Digital Realty Trust, Inc.

Security:	6.625% Series F Cumulative Redeemable Preferred Stock

Number of Shares:	7,000,000 shares (8,050,000 shares if the underwriters’ over-allotment option is exercised in full)

Public Offering Price:	$25.00 per share; $175,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $5,512,500 total (not including the underwriters’ option to purchase additional shares)

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after April 5, 2017 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control)

Expected Ratings (Moody’s/S&P/Fitch):	Baa3 / BB+ / BB+ A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	March 29, 2012

Settlement Date:	April 5, 2012 (T + 5)

Liquidation Preference:	$25.00, plus accrued and unpaid dividends

Dividend Rate:	6.625% per annum of the $25.00 per share liquidation preference (equivalent to $1.65625 per annum per share), accruing from April 5, 2012

Dividend Payment Dates:	Quarterly on or about the last day of March, June, September and December of each year, beginning on July 2, 2012

Optional Redemption:

The Issuer may not redeem the series F preferred stock prior to April 5, 2017, except in limited circumstances to preserve its status as a REIT and pursuant to the special optional redemption provision described below under “Special Optional Redemption.”

On and after April 5, 2017, the Issuer may, at its option, redeem the series F preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends up to but excluding the redemption date (subject to the special optional redemption right described below).

Special Optional Redemption:	Upon the occurrence of a “Change of Control”, the Issuer may, at its option, redeem the series F preferred stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer exercises any of its redemption rights relating to the series F preferred stock (whether the optional redemption right or the special optional redemption right), the holders of series F preferred stock will not have the conversion rights described below.

Change of Control:

A “Change of Control” is when, after the original issuance of the series F preferred stock, the following have occurred and are continuing:

•     the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•     following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the New York Stock Exchange, or the NYSE, the NYSE Amex Equities, or the NYSE Amex, or the NASDAQ Stock Market, or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of series F preferred stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the series F preferred stock) to convert some or all of the series F preferred stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of series F preferred stock to be converted equal to the lesser of:

•     the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a series F preferred stock dividend payment and prior to the corresponding series F preferred stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•     0.6843 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

Upon such a conversion, the holders will be limited to a maximum number of shares of the Issuer’s common stock equal to the Share Cap multiplied by the number of shares of series F preferred stock converted. If the Common Stock Price is less than $36.53 (which is approximately 50% of the per-share closing sale price of the Issuer’s common stock reported on the NYSE on March 28, 2012), subject to adjustment, the holders will receive a maximum of 4,790,100 shares of the Issuer’s common stock per share of series F preferred stock, which may result in the holders receiving a value that is less than the liquidation preference of the series F preferred stock.

If, prior to the Change of Control Conversion Date, the Issuer has provided a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of series F preferred stock will not have any right to convert the series F preferred stock in connection with the Change of Control Conversion Right and any shares of series F preferred stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the series F preferred stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of series F preferred stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

Capitalization:	As of December 31, 2011, on an as adjusted basis to reflect the sale of the series F preferred stock and the use of the net proceeds from such sale (not including the underwriters’ option to purchase additional shares), after deducting the underwriting discounts and commissions and the Issuer’s estimated expenses of approximately $1.0 million, assuming such net proceeds are used to temporarily repay borrowings under the Issuer’s global revolving credit facility, the Issuer’s global revolving credit facility balance would be approximately $106.6 million , the Issuer would have $175.0 million liquidation value of series F preferred stock outstanding and the Issuer’s total capitalization would be approximately $5.5 billion.

Additional Underwriter Relationships:

In addition to the underwriters’ relationships with the Issuer described in the preliminary prospectus supplement in the section titled “Underwriting”:

Affiliates of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., U.S. Bancorp Investments, Inc. and Scotia Capital (USA) Inc. are lenders, Deutsche Bank Securities Inc. and affiliates of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and RBC Capital Markets, LLC are co-documentation agents and affiliates of HSBC Securities (USA) Inc., Scotia Capital (USA) Inc. and U.S. Bancorp Investments, Inc. are senior managing agents under the Issuer’s global revolving credit facility. The Issuer may use the net proceeds from the offering to reduce borrowings under that facility, which proceeds would be received by such affiliates of the underwriters.

Of the underwriters (or their affiliates) that have lending relationships with the Issuer, certain of them routinely hedge and others may hedge their credit exposure to the Issuer consistent with their customary risk management policies. Typically, these underwriters and/or their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Issuer’s securities, including potentially the series F preferred stock. Any such credit default swaps or short positions could adversely affect future trading prices of the series F preferred stock.

CUSIP/ISIN:

Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are two of the sales agents under the Issuer’s equity distribution program. An affiliate of Deutsche Bank Securities Inc. is a trustee for the Issuer’s 4.50% Notes due 2015 and the Issuer’s 5.250% Notes due 2021.

Certain of the underwriters and their affiliates have in the past, currently and may in the future lease space from the Issuer.

253868 806/US2538688068

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Goldman, Sachs & Co. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Junior Co-Managers:	HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Listing:	The Issuer intends to file an application to list the series F preferred stock on the NYSE under the symbol “DLR Pr F”. If the application is approved, trading of the series F preferred stock on the NYSE is expected to commence within 30 days after the date of initial delivery of the series F preferred stock.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080 (telephone: 1-800-294-1322 or email: dg.prospectus_requests@baml.com), Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, Attention: Prospectus Department (telephone: 1-800-831-9146 or email: batprospectusdept@citi.com), Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department (telephone: 1-866-718-1649 or email: prospectus@morganstanley.com), or Wells Fargo Securities, LLC, 1525 West W.T. Harris Blvd. NC0675, Charlotte, North Carolina 28262, Attention: Capital Markets Client Support (telephone: 1-800-326-5897 or email: cmclientsupport@wellsfargo.com).